03 JUL 10 AM 7:21

June 30, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.


03024438

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated June 20, 2003, (Notice Concerning Transfer of Stainless Steel Business by Sumitomo Metal Industries, Ltd. to Nippon Steel & Sumikin Stainless Steel Corporation Through Corporate Split)

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Very truly yours,



Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York



June 20, 2003
Sumitomo Metal Industries, Ltd.
Code Number 5405

Notice Concerning Transfer of Stainless Steel Business by Sumitomo Metal Industries, Ltd. to Nippon Steel & Sumikin Stainless Steel Corporation Through Corporate Split

Sumitomo Metal Industries, Ltd. ("SMI") and Nippon Steel Corporation (Chiyoda-ku, Tokyo, President: Akio Mimura, hereinafter referred to as "Nippon Steel") decided at the end of last year to split off their stainless steel operations and integrate them into a jointly established new company, and thereby executed a basic agreement. Today a corporate split plan was completed and approved at both companies' board of directors meetings and we hereby announce that the procedures for the corporate split will begin.

1. Purpose of the corporate split

The purpose for this corporate split is to implement a more efficient production system and to streamline administrative and sales departments.

2. Outline of the corporate split

(1) Corporate split schedule

The board of directors meetings for approval of the corporate split plan:
June 20, 2003

The general meeting of shareholders for approval of the corporate split plan:
In accordance with Paragraph 1, Article 374-6 of the Commercial Code, approval of the corporate split plan by the general meeting of shareholders is not required for this type of the corporate split..

Corporate split date: October 1, 2003
Corporate split registration: October 1, 2003

(2) Corporate split method

a) The method used for the corporate split

Nippon Steel & Sumikin Stainless Steel Corporation will be established as a new company by a joint corporate split with SMI and Nippon Steel as the companies to be split.

b) Reason for selecting this method

The above method was selected to achieve an efficient business integration of

both companies' operations.

(3) Stock allocation

a) Stock allocation ratio

Nippon Steel & Sumikin Stainless Steel Corporation will issue 100,000 shares of common stock and will allocate 20,000 shares to SMI and 80,000 shares to Nippon Steel.

b) Basis for the stock allocation ratio

SMI engaged the services of ChuoAoyama Audit Corp., a third-party institution, to calculate a stock allocation ratio and prepare a proposal for SMI and Nippon Steel (hereinafter "Both Companies") to review. Based upon public information and a range of material submitted by Both Companies, ChuoAoyama Audit Corp. calculated a stock allocation ratio and submitted a stock allocation ratio calculation report to Both Companies. In order to calculate the stock allocation ratio, ChuoAoyama Audit Corp. verified with Both Companies an evaluation method, numerical values, data and conditions for each evaluation. ChuoAoyama Audit Corp. then took the overall outputs obtained through a method of net assets at market value and capitalization into consideration and calculated the stock allocation ratio.

Upon ChuoAoyama Audit Corp.'s presentation of the stock allocation ratio, SMI discussed and reviewed with Nippon Steel and approved the corporate split plan with a stock allocation ratio of 20% for SMI and 80% for Nippon Steel at the board of directors meetings on June 20, 2003.

If there are substantial changes in the conditions upon which the calculations are based, the above stock allocation ratio may be adjusted upon consultation between SMI and Nippon Steel.

(4) Subsidy

There will be no subsidy payment.

(5) Rights and obligations to be transferred to the new company

The new company will be assigned assure credits and debts, employment agreements and other rights and obligations concerning the stainless steel sheet and plate business from SMI, as well as credits and debts, employment agreements and other rights and obligations concerning the business of stainless steel sheets, plates, bars, wire rods and billets from Nippon Steel..

(6) Expectations regarding the fulfillment of financial obligations

SMI judges that both SMI and the new company are able to fulfill their financial obligations after the corporate split.

(7) The new company's executives

Directors:

Okitsugu Mantani, Tsutomu Nagahata, Takashi Mizuno, Tetsuo Eto, Hironobu Hoshi, Satoshi Yoshika

Auditors:

Nobuyuki Motoishi, Masaru Kiuchi, Tomoji Yamakage

3. Overview of companies involved in the corporate split

| (1) Company name | Sumitomo Metal Industries, Ltd. (Company to be split) | Nippon Steel Corporation (Company to be split) | Nippon Steel & Sumikin Stainless Steel Corporation (New company) |
|---|---|---|---|
| (2) Main operations | Production and sales of steel | Production and sales of steel | Production and sales of stainless steel |
| (3) Established | July 1, 1949 | April 1, 1950 | October 1, 2003 |
| (4) Head Office | 4-5-33, Kitahama, Chuo-ku, Osaka | 2-6-3, Otemachi, Chiyoda-ku, Tokyo | 3-2-2, Hongokucho, Nihonbashi, Chuo-ku, Tokyo |
| (5) Representative | Hiroshi Shimozuma President & Chief Executive Officer | Akio Mimura Representative Director & President | Okitsugu Mantani President & Chief Executive Officer |
| (6) Capital | 262 billion yen | 419.5 billion yen | 5 billion yen |
| (7) Shares outstanding | 4,782,268,000 shares | 6,806,981,000 shares | 100,000 shares |
| (8) Shareholders' equity | 371.9 billion yen | 713.7 billion yen | TBD |
| (9) Total assets | 1,581.8 billion yen | 2,588.6 billion yen | TBD |
| (10) | March | March | March |

| End of fiscal year | | | |
|---|---|---|---|
| (11) Employees | 8,237 | 16,481 | Approx. 1,300 |
| (12) Major clients | Sumitomo Corporation, Sumikin Bussan Corporation | Mitsui & Co. Ltd., Nippon Steel Trading Co. Ltd. | Sumitomo Corporation, Mitsui & Co. Ltd., Nippon Steel Trading Co. Ltd., Sumikin Bussan Corporation |
| (13) Major shareholders and percentage | Sumitomo Corporation: 8.5%<br>Sumitomo Mitsui Banking: 5.0%<br>Sumitomo Trust & Banking: 4.8% | Japan Trustee Services Bank: 7.9%<br>Master Trust Bank of Japan: 6.4%<br>Mitsui Asset Trust & Banking: 3.8% | Nippon Steel Corporation: 80%<br>Sumitomo Metal Industries, Ltd.: 20% |
| (14) Affiliated banks | Sumitomo Mitsui Banking, Sumitomo Trust & Banking, Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi | Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi, Sumitomo Mitsui Banking | TBD |
| (15) Relationships | Capital: SMI (the company to be split) will own 20% of the new company under the equity method.<br>Personnel: Certain employees of the companies to be split will also serve as the new company's auditors.<br>Business: The companies to be split will primarily supply stainless steel materials and services to the new company. | | |

Note: The above data for SMI and Nippon Steel is accurate as of March 31, 2003.

(16) Business results for the last three fiscal years

(Unit: million yen)

| | Sumitomo Metal Industries, Ltd. (Company to be split) | | | Nippon Steel Corporation (Company to be split) | | |
|---|---|---|---|---|---|---|
| Settlement term | March 2001 | March 2002 | March 2003 | March 2001 | March 2002 | March 2003 |
| Sales | 8,622 | 7,728 | 7,277 | 18,487 | 16,814 | 17,897 |
| Operating profit | 640 | 324 | 486 | 1,174 | 317 | 922 |
| Recurring profit | 129 | 10 | 292 | 787 | 7 | 483 |
| Net profit | 59 | △1,194 | 119 | 183 | △ 281 | △ 204 |
| Net profit per share (yen) | 1.64 | △32.88 | 3.05 | 2.69 | △4.13 | △3.03 |
| Dividend per share (yen) | 0 | 0 | 1.50 | 1.50 | 1.50 | 1.50 |
| Shareholders' equity per share (yen) | 121.79 | 86.81 | 77.80 | 127.33 | 116.58 | 107.15 |

4. Details of the operation to be split

(1) Details of the company's stainless steel operation

Stainless steel sheet and stainless steel plate operations.

(2) The company's stainless business results for the fiscal year ended March 2003

| | Stainless steel operation (A) | Company-wide (B) | Ratio (A/B) |
|---|---|---|---|
| Sales | Approx. 57 billion yen | 727.7 billion yen | About 8% |

(3) Monetary value of the assets and liabilities of the company's stainless steel operation

(Unit: 100 million yen)

| Assets | | Liabilities | |
|---|---|---|---|
| Items | Book value | Items | Book value |
| Total assets | 227 | Total | 175 |

5. The company profile after the corporate split

| | | |
|---|---|---|
| (1) | Company name | Sumitomo Metal Industries, Ltd. |
| (2) | Main operations | Production and sales of steel |
| (3) | Head office | 4-5-33 Kitahama, Chuo-ku, Osaka |
| (4) | Representative | Hiroshi Shimozuma |
| (5) | Capital | 262.2 billion yen |
| (6) | Total assets | 1,564.3 billion yen |

*This is the amount after subtracting the value of split assets as of the end of September 2002 from the company's total asset value for the fiscal year ended March 2003 and adding the value of the new company's stock.

(7) Fiscal year ended: March

(8) Effects on business results

Consolidated results:

Effects of this corporate split have been included in the 2003 consolidated profit and loss projection announced on May 16.

Non-consolidated results:

Effects of this corporate split have been included in the 2003 non-consolidated profit and loss projection announced on May 16.

(Contact)

Public Relations Group, Sumitomo Metal Industries Ltd.
Tel: 03-4416-6115